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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                _______________

                                 Schedule 14D-9

                                 (Rule 14D-101)
         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14 (d) (4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                AMENDMENT NO. 2
                                _______________

                            LASER POWER CORPORATION
                           (Name of Subject Company)


                            LASER POWER CORPORATION
                     (Name of Person (s) filing Statement)


                    COMMON STOCK, PAR VALUE $.001 PER SHARE
           (Including the associated Preferred Share Purchase Rights)

                         (Title of Class of Securities)

                                   51806K104
                     (CUSIP number of Class of Securities)

                                DICK O. SHARMAN
                            CHIEF EXECUTIVE OFFICER
                            LASER POWER CORPORATION
                               36570 BRIGGS ROAD
                           MURRIETA, CALIFORNIA 92563
                           TELEPHONE:  (909) 926-1866
      (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person (s) filing statement)

                                WITH COPIES TO:

                             GEORGE M. REYES, ESQ.
                            BEST BEST & KRIEGER LLP
                             3750 UNIVERSITY AVENUE
                                 P.O. BOX 1028
                          RIVERSIDE, CALIFORNIA  92502
                           TELEPHONE:  (909) 686-1450
                          FACSIMILIE:  (909) 686-3083

/ / Check the box if the filing relates solely to preliminary communications made prior to commencement of a tender offer.

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                            LASER POWER CORPORATION
                                FORM 14D-9 INDEX

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                                                                                                                    PAGE
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
ITEM 1.      Subject Company Information                                                                                 1

ITEM 2.      Identity and Background of Filing Person                                                                    1

ITEM 3.      Past Contracts, Transactions, Negotiations and Agreements                                                   3

ITEM 4.      Solicitation or Recommendation                                                                              6

ITEM 5.      Person/Assets, Retained, Employed, Compensated or Used                                                     10

ITEM 6.      Interest in Securities of the Subject Company                                                              11

ITEM 7.      Purposes of the Transaction and Plans or Proposals                                                         11

ITEM 8.      Additional Information                                                                                     11

ITEM 9.      Exhibits                                                                                                   12


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This Amendment No. 1 amends and restates the solicitation/recommendation statement on Schedule 14D-9 filed by Laser Power Corporation with the Securities and Exchange Commission ("SEC") on July 13, 2000 as amended by the Amendment No. 1 filed by Laser Power Corporation with the SEC on August 2, 2000. The purpose of this Amendment No. 2 is to clarify the mechanism described in Item 2(b) with respect to how the maximum price and floor price are calculated and the mix of cash and stock payable to Laser Power shareholders at different value levels; and



ITEM 1.    SUBJECT COMPANY INFORMATION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") is filed by the subject company: Laser Power Corporation, a Delaware corporation (the "Company"). The Company's executive offices are located at 36570 Briggs Road, Murrieta, California 92563, telephone: (909) 926-1866. The class of equity securities to which this statement relates is the Company's common stock, par value $.001 per share including associated preferred stock purchase rights issued pursuant to the Share Purchase Rights Plan, dated October 15, 1999, between the Company and American Stock Transfer Inc., as amended (collectively, the "Common Stock"). As of July 1, 2000, there were 9,701,421 shares of Common Stock outstanding and 345,557 shares of Common Stock issuable upon exercise of outstanding stock options and warrants. Reference herein to "Shares" means shares of the Common Stock including the associated preferred stock purchase rights.


ITEM 2.   IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The name, address and telephone number of the Company, the person filing this Statement, are set forth in Item 1.

     (b) This Statement relates to an exchange offer by II-VI Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly-owned subsidiary of II-VI Incorporated, a Pennsylvania corporation (hereinafter referred to as "Parent" or "II-VI"), whereby II-VI would exchange $2.89 and .052 shares of II-VI for each Share of the Company. The exchange offer protects the value of the stock portion by providing a minimum value or floor price of $2.26 per share and limits the maximum value to $2.76 per share, thereby providing total merger consideration of $5.15 to $5.65 per share of the Company's Common Stock. The volume weighted average trading price of II-VI stock during the twelve days ending on the third trading day immediately preceding the expiration date of the offer (the "II-VI Formula Value") will determine the value of II-VI stock for purposes of this transaction. For example, if the II-VI Formula Value is $43.46, the value of
 .052 shares of II-VI stock will be $43.46 x .052 = $2.26. If the value of .052 shares of II-VI stock goes above the maximum value of $2.76, the amount of II-VI stock will automatically decrease so that the actual amount of II-VI stock to be received by the shareholder is equivalent in value to $2.76. If the value of the
 .052 shares of II-VI stock goes below the floor price of $2.26, then in addition to the $2.89 and .052 shares of II-VI stock, the Purchaser has elected to make up the deficit by increasing the amount of cash payable to the shareholder to maintain the minimum price of $5.15 payable for each share of Laser Power common stock.
     The exchange offer is subject to the terms and conditions set forth in the "Prospectus" which is part of the Registration Statement filed on Form S-4, dated July 13, 2000, as amended by that Registration Statement filed on Amendment No. 1 to Form S-4 on August 2, 2000, and that Amendment No. 2 to Form S-4 on August 4, 2000, by the Parent with

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the SEC. The Prospectus and the related Letter of Transmittal, together with any amendments and supplements thereto, collectively constitute the "Offer". The Offer is further disclosed in the Tender Offer Statement on Schedule TO, dated July 13, 2000 (the "Schedule TO") also filed by Parent and Purchaser with the SEC, as amended.


     The Offer is made pursuant to an Agreement and Plan of Merger, dated June 28, 2000, among Parent, Purchaser and the Company (the "Merger Agreement"), as amended by that First Amendment to Agreement and Plan of Merger dated August 1, 2000 (the "First Amendment to Merger Agreement"). The Merger Agreement and the First Amendment to Merger Agreement shall be referred to hereafter collectively as the "Merger Agreement". A copy of the Merger Agreement is filed as Exhibit 5 and is incorporated by reference. A copy of the First Amendment to Merger Agreement is filed as Exhibit 8 and is incorporated by reference. The Merger Agreement provides that, among other things, as soon as practicable after consummation of the Offer and satisfaction of the other conditions set forth in the Merger Agreement and in accordance with relevant provisions of the General Corporation Law of Delaware ("Delaware Law"), Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. In the Merger, each share of the Company's common stock, except dissenting shares and any shares cancelled pursuant to the Merger Agreement, will convert into a right to receive the cash and fractional share of II-VI common stock specified in the Offer.
     According to the Schedule TO filed by the Parent and Purchaser, their principal executive offices are 375 Saxonburg Blvd., Saxonburg, Pennsylvania 16056. All information contained or incorporated by reference in this Statement with respect to the Purchaser or Parent is taken from the Offer or the Schedule TO and the Company assumes no responsibility therefore.


ITEM 3.   PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Contracts, agreements, arrangement or understandings between the Company, its affiliates, directors and executive officers are, except as noted below, described in the Information Statement pursuant to Section 14 (f) of the Securities Exchange act of 1934, as amended, and Rule 14f-1 thereunder (the "Information Statement") that is attached as Exhibit 3 to this Statement and is incorporated by reference. Except as set forth in the response to this Item 3 or in Exhibit 3 or as incorporated by reference, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) the Parent or its respective executive officers, directors or affiliates.

  THE MERGER AGREEMENT.

     The summary of the Merger Agreement contained in the Offer is incorporated by reference, and should be read in its entirety for a description of the terms and provisions of the Merger Agreement. Some of the information set forth below summarizes portions of the Merger Agreement and related agreements that concern arrangements between the Company, and Purchaser, Parent and/or the Company's executive officers and directors. The summary of the Merger Agreement contained in the Offer and the summary set forth below are qualified in their entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit 5 and incorporated by reference.

  STOCK OPTIONS.

     The Merger Agreement provides that as soon as practicable following the date of the Merger Agreement, the Board of Directors shall adopt resolutions or take other actions as required to terminate the Company's stock option plans on or prior to the Effective Time and to make any amendments to the terms of any stock option plans necessary to give effect to the transactions contemplated by the Agreement. The purchase of Common Stock pursuant to the Offer will constitute a "Change of Control" for purposes of the

Company's employee stock option and stock incentive plans. As a result, unvested stock options held by active employees will vest.

     Options with exercise prices equal to or greater than the Merger Consideration will be cancelled. All other vested and exerciseable options outstanding as of the Effective Time shall be canceled and the holders thereof shall receive a cash payment from the Company equal to the product of the number of shares subject to the option multiplied by the excess of Merger Consideration over the exercise price of the Option.

     "Stock Option or Option" means any option to purchase Company Common Stock granted under any Company Stock Plan or Warrant agreement, including but not limited to, the 1981 Stock Option Plan, 1993 Stock Option Plan, 1997 Equity Incentive Plan, and the 1997 Employee Stock Purchase Plan.

     INDEMNIFICATION AND INSURANCE.

     The Merger Agreement provides that the Surviving Corporation shall honor the Company's obligations to indemnify and hold harmless the Company's present and former officers and directors relating to acts or omissions occurring prior to the Effective Time to the extent provided under the Company's certificate of incorporation. These obligations shall survive the Merger and shall continue in full force and effect in accordance with the terms of the Surviving Corporation's certificate of incorporation and bylaws, from the Effective Time until the expiration of the applicable statute of limitations with respect to any claims against present or former directors or officers arising out of acts or omissions; provided that the indemnification shall be subject to any limitation imposed from time to time under applicable law.

     For a period of three (3) years after the Effective Time, the Surviving Corporation shall maintain the Company's current officers and directors' liability insurance policies, or substantially identical policies from another reputable and financially sound carrier, relating to acts or omissions occurring prior to the Effective Time covering each Person currently covered by the policies now in effect; provided, however, that the Parent is not required to expend more than 150% of the current annual premium paid by the Company to secure coverage, or such coverage as is available for 150% of the current annual premium.


     THE BOARD OF DIRECTORS.

     The Merger Agreement provides that promptly following the purchase by Purchaser of a majority of the outstanding Shares of the Company pursuant to the Offer, the Company will take all necessary action to cause three persons designated by the Purchaser (the "Purchaser Designees") to be members of the Board. Although the Merger Agreement provides that one of such designees shall be a completely disinterested outside director, the Company, Parent and Purchaser have agreed to waive this requirement.

  CONFIDENTIALITY AGREEMENT.

     The Company and Parent entered into a Confidentiality Agreement dated January 5, 2000, whereby the Company and Parent agreed to keep confidential and not to disclose to third parties any confidential or proprietary information disclosed by either party during the process of Parent's evaluation of Company as a potential acquisition target. The confidentiality agreement further limited Parent's use of any confidential information disclosed by Company for the sole purpose of making such evaluation. The confidentiality agreement supercedes a prior non-disclosure agreement. The foregoing summary is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is attached as Exhibit 7 and incorporated by reference.

     RAW MATERIALS PURCHASE.

     On June 27, 2000, the Company sold Parent a supply of Germanium, a raw material utilized by both Company and Parent in their respective manufacturing processes, pursuant to a purchase order from Parent on commercially reasonable terms. The Germanium sold by Company was excess stock and is not expected to have any adverse impact on the Company's work in progress.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a)  RECOMMENDATION OF THE BOARD OF DIRECTORS.

     At meetings held on June 23 and June 26, 2000, the Board of Directors of the Company (i) determined that the Offer, the Merger and the Merger Agreement are advisable, fair to, and in the best interests of, the Company shareholders,
(ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, and (iii) determined to recommend that the Company shareholders accept the Offer and tender their Shares pursuant thereto and approve and adopt the Merger Agreement.

     (b)  BACKGROUND OF THE OFFER.

     Initial Contact and Preliminary Conversations (January 1999 - May 1999)

     Parent (hereinafter referred to as II-VI in this section) and the Company have maintained informal contacts regarding various issues for a number of years, however, in January, 1999, II-VI contacted the Company regarding possible joint business opportunities including a possible investment in, or the acquisition of, the optics business unit. Union Miniere contacted the Company in February 1999 to ascertain if the Company might be receptive to discussions
regarding a possible acquisition of the optics business unit.   The Company was
receptive to these discussions and, after execution of appropriate non-disclosure agreements, held informal meetings with both II-VI and Union Miniere. These discussions covered relative valuation ranges and the scope of the parties respective interest. The discussions were cordial, but indicated that significant valuation differences existed between the expectations of the Company and the parties. After the preliminary conversations, infrequent and informal contacts continued, but the matter became dormant.

     First Round of Substantive Negotiations (June 1999 - September 1999)

     In June 1999, II-VI informed the Company that it had retained PNC Capital Markets ("PNC") to assist it in discussions with the Company. In response, the Company designated three members of the Board of Directors to act as an informal committee of the Board. The committee met individually and as a group with PNC on July 21, 1999 and subsequently on August 18, 1999 with both II-VI and PNC. The purpose of these meetings was to provide II-VI and PNC with supplemental information regarding the Company's business and prospects, and to provide support and justification for an increased valuation of the Company. The negotiations included discussion of valuation and alternative transaction structures. Substantially identical data was provided to Union Miniere.

     At the Company's regular Board of Directors meeting held on August 6, 1999, the Board formally established the Special Committee consisting of Messrs. Klimasewski, Perkins and Sharman and chartered the Committee to review, analyze and negotiate any acquisition proposal received by the Company and with the investigation of other strategic alternatives including the disposal of the Company's Micro-Laser and Research divisions.

     Discussions with II-VI and Union Miniere resulted in the Company receiving an acquisition proposal from II-VI and an indication of valuation from Union Miniere. After careful review and analysis, the Special Committee and the Company's Board of Directors rejected the proposal and valuation as inadequate.

     Second Round of Substantive Negotiations (September 1999 - February 2000)

     In response to the Company's rejection, II-VI disclosed its proposal in a September 22, 1999 press release. The Company reaffirmed its prior rejection of the offer as inadequate. On September 29, 1999, the Company was notified that II-VI had acquired 1.25 million shares or approximately 14.7% of the Company's outstanding common stock and that, among other things, II-VI would seek a change in control of the Company.

     In response, the Company retained Roth Capital Partners, Inc. to assist the Special Committee with the evaluation of any acquisition proposal received by the Company and other strategic alternatives.

     On October 6, 1999, the Company was notified that Union Miniere had increased its ownership position to approximately 14.3% of the outstanding common stock of the Company, and that Mr. Laird, an officer of Union Miniere was resigning from the Company's Board of Directors and that Union Miniere, among other things, might also seek a change in control of the Company.

     On October 12, 1999, the Company was informed that II-VI intended to nominate a slate of candidates for the Board of Directors at the Company's next annual shareholders meeting. II-VI's proposed slate included Mr. Sharman, an executive officer, member of the Board and the Special Committee. In response to all of the preceding, on October 15, 1999, the Company adopted the Share Purchase Rights Plan and Mr. Sharman resigned from the Special Committee.

     During October through December 1999, the Special Committee and Roth Capital Partners met numerous times, both in person and telephonically, with II-VI, Union Miniere and their representatives to discuss their acquisition proposals and to review comparable market valuations and other strategic alternatives.

     As a result of these discussions and review, the Company instructed Roth Capital Partners to continue discussions with II-VI and Union Miniere and to seek other potential purchasers for the Company. Commencing in January 2000, the Company and Roth Capital Partners contacted four (4) additional companies, including key customers, to determine their interest in acquiring the Company. II-VI and Union Miniere were the only companies that indicated an interest in pursuing an acquisition of the Company at the time. An opportunity for due diligence was provided to both prospective acquirers.

     As a result of the increase in the Company's stock price during January and February 2000, both II-VI and Union Miniere indicated that they were unwilling to make an offer to acquire the Company on financial terms consistent with current market valuations. Accordingly, the Company announced in a press release on February 2, 2000, that all discussions with respect to the potential sale of the Company had been discontinued. On February 4, 2000, the Company was notified by II-VI that it was withdrawing its proposed slate of candidates for the Company's Board of Directors.

     Third Round of Substantive Negotiations (May 2000 - June 2000)

     The Company's share price returned to historic levels during March and April 2000. In mid May 2000, II-VI and Union Miniere expressed an interest in re-starting substantive negotiations with the Company at valuation levels nearly double the then current share price. The Board resumed negotiations with II-VI and Union Miniere during the second half of May 2000, when it became clear, in the business judgment of the Board, that the January-February market valuations were not sustainable and unlikely to recur.

     As the result of competitive negotiations between the Company, Union Miniere and II-VI, the Company was presented with competing offers wherein UM proposed an all cash tender offer in the amount of $4.00 per share and II-VI proposed an all stock, exchange transaction, with guaranteed minimum consideration of $3.65 per share. The II-VI proposal also included conditions concerning certain due diligence matters which were not present in the Union Miniere proposal.

     The Board instructed Roth Capital Partners to ascertain whether II-VI would increase its offer further. Given the certainty of the Union Miniere cash offer, the Company asked II-VI to provide minimum consideration for its stock offer of at least $4.00 per share. The Company also requested, after agreeing to provide II-VI the opportunity to complete their due diligence, that the due diligence conditions be eliminated from their proposal.

     Union Miniere, in connection with negotiating a merger agreement, required a termination fee of $2 million plus potentially significant fees and expenses. The Company successfully negotiated a reduction to a flat $2 million fee. Union Miniere stated that it would not enter into the contract without a termination fee, and the Board was advised by Roth Capital Partners that the proposed fee was both customary and fair. The Board, in the exercise of its business judgment, determined that the termination fee was appropriate in order to secure for shareholders the benefits of the merger transaction.

     The Board accepted the Union Miniere offer because, after a thorough analysis and consultation with Roth Capital Partners, the Board concluded that the Union Miniere offer was clearly superior to any other offer that the Company had been able to obtain and was in the best interests of the shareholders.

     Before the merger agreement with Union Miniere was executed, II-VI specifically stated that it would not increase its offer at that time.

     Competitive Bidding (June 2000)

     In its Form 8-K filed on June 2, 2000, the Company announced that it had entered into an Agreement and Plan of Merger ("Merger Agreement") with Union Miniere U.S.A., Inc., a subsidiary of n.v. Union Miniere s.a., and ACEC, Inc., a wholly owned subsidiary of Union Miniere whereby Union Miniere, through its subsidiary ACEC, Inc., would commence a tender offer in June for up to 100% of the issued and outstanding shares of the Company's common stock at a price of $4 per share.

     Pursuant to the terms of the Merger Agreement and consistent with its fiduciary duties under Delaware Law, the Board of Directors preserved its right to evaluate competing proposals for the purchase of the Company's common stock and to terminate the Merger Agreement in the event the Board received a superior proposal that was not matched by Union Miniere. Consistent with exercising its duties, the Board undertook a comprehensive review of the June 5, 2000, public offer made by II-VI for the purchase of the Company's common stock consisting of cash and stock with a minimum consideration per share for Company stock of $4.05 and a maximum potential consideration of $5.00. In its Form 8-K filed on June 15, 2000, the Company announced that the Board had determined that a revised II-VI offer was a Superior Proposal to the Union Miniere offer as defined in the Merger Agreement. The revised II-VI offer consisted of cash and stock with a minimum consideration per share for Company stock of $4.10 and a maximum potential consideration of $5.05, depending on the value of II-VI stock at the time its exchange offer closed. Under the terms of the Merger Agreement, the Board's determination triggered Union Miniere's right to make a counter-offer at least as favorable as the II-VI offer. On June 16, 2000, Union Miniere announced that it was increasing its all cash offer to provide minimum per share consideration for the Company's stock of $4.25 and a maximum potential consideration of $4.55, depending on the value of II-VI stock at the time its tender offer commenced.

     As a result of inquiries made by the Board with respect to its evaluation of the Union Miniere counter-offer, Union Miniere revised its counter-offer upward to an all cash offer of $4.40 per share. Upon careful deliberation and consideration of the advice of the Board's financial advisor, Roth Capital Partners, the full Board of Directors adopted the Special Committee's recommendation that the cash offer was at least as favorable to the Company's shareholders as the offer by II-VI. Upon making this determination, the Board notified Union Miniere that the Company would enter into an amendment to the Merger Agreement reflecting Union Miniere's revised counter-offer and formally notified II-VI that its offer had been rejected.

     On June 20, 2000, II-VI presented the Company with a new offer whereby II-VI would commence an exchange offer wherein shareholders would be offered $2.89 in cash and .052 share of II-VI stock. II-VI offered to protect the value of the stock portion of the exchange offer by raising the "floor" for the value of II-VI stock to $2.26 per share, with a cap on the value of II-VI stock in the amount of $2.76. The volume weighted average trading price of II-VI stock during the twelve days prior to the closing of the exchange offer would determine the value of II-VI stock.

     On June 21, 2000, the Board determined that the revised II-VI offer was a Superior Proposal to the Union Miniere offer of $4.40 per share and once again triggered the two day response period for Union Miniere to make a counter-offer at least as favorable as the II-VI offer. On June 22, 2000, Union Miniere formally informed the Company that it would not make a counter-offer. The Company subsequently exercised its right under Section 11.1(f) of the Merger Agreement to terminate the Merger Agreement with Union Miniere and paid the requisite termination fee.

     On June 28, 2000, the Company and II-VI formalized the current II-VI offer by entering into the Merger Agreement.

     (c)  REASONS FOR THE COMPANY BOARD'S  RECOMMENDATIONS.

     The Board has approved the Merger Agreement and the Offer, and recommends that stockholders tender their shares of Common Stock in the Offer. In reaching this determination, the Board considered recommendations of the Special Committee, consulted with the Company's senior officers and legal and financial advisors, and considered the following important factors that supported the Board's recommendations:

     - The Board's knowledge of the Company's business and earnings prospects, near term and long term business risks, historical stock prices, the competitive business environment in which the Company operates, and business and valuation trends in the Company's industry.

     - The extensive discussions with other potential buyers undertaken before the signing of the Merger Agreement, as described under "Background of the Offer."

     - The minimum per share price of $5.15 to be paid in the Offer and the Merger, which represents a premium of approximately 101% over the per share closing price of $2.56 on June 1, 2000, the last trading day before the announcement of the execution of the initial merger agreement with Union Miniere, and approximately 415% over the closing price range of $1 in February 1999, the date when the Company first commenced discussions with II-VI.

     - The price per share of Company Common Stock demonstrated extreme volatility during the first quarter of 2000, reaching a peak of $13.50 during trading on March 2, the stock rapidly dropped back towards historic levels and hit a low of $1.81 on May 26. Based upon the Board's knowledge and the advice of Roth Capital Partners regarding the core value of the Company and the Company's historic trading level, it was the Board determined that it was unlikely that the stock price would return to the levels experienced during the first quarter of 2000 and that an acquisition would increase the value of the Company to the shareholders.

     - The presentation of the fairness opinion analysis of Roth Capital Partners dated June 23, 2000 to the effect that, as of that date and based upon and subject to certain matters stated in the opinion, the $5.15 per share minimum consideration to be received by shareholders was fair, from a financial point of view. The full text of Roth's written opinion letter dated June 28, 2000 is attached hereto as Exhibit 4 and is incorporated by reference. Roth's opinion is directed only to the fairness, from a financial point of view, of the $5.15 per share minimum consideration payable pursuant to the Offer and the Merger and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender shares pursuant to the

       Offer or to any other matter relating to the Offer or the Merger. Shareholders are urged to read the entire opinion carefully.

     - The Board's belief that II-VI is an attractive, interested acquirer of the Company, with the ability to complete the Offer and the Merger promptly without a financing contingency.

     - The Board's belief that the combination of the Company with II-VI will create a strong competitor within the industry which will provide a potential upside for shareholders who decide to hold the II-VI shares received in the Offer and the Merger.

     - The terms and conditions of the Merger Agreement, including the limitations they impose on the Company's ability to seek alternative transactions with other parties.

     - Possible alternatives to the Offer, including continuing to operate as an independent public company, increasing the Company's emphasis on strategic acquisitions, or continuing to seek a sale of the Company to another party, and the effect, benefits and risks, short term and long term, of such alternatives on the value of the Common Stock.

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but summarizes the material factors considered by the Board. The Board did not quantify or attach any particular weight to the various factors, or determine that any particular factors were of primary importance. Rather, the Board made its determination that the Merger Agreement and the Offer are fair to, and in the best interests of, the Company and its stockholders based on the totality of the information presented to and considered by the Board. Individual members of the Board may have given different weight to these different factors.

     (d)   INTENT TO TENDER.

     To the Company's knowledge, except for Shares the sale of which may trigger liability for the holder(s) under Section 16(b) of the Exchange Act, all of the Company's executive officers, directors and affiliates currently intend to either (i) tender all shares of Common Stock held of record or beneficially by them pursuant to the Offer, or (ii) vote all shares of Common Stock held of record or beneficially by them for the approval and adoption of the Merger Agreement. The foregoing does not include any shares over which, or with respect to which, an executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to a tender or vote.


ITEM 5.    PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Pursuant to letter agreements dated October 6, 1999 and February 14, 2000, the Company retained Roth Capital Partners, Inc. ("Roth") to act as its financial advisor in connection with one or more financial transactions, including a possible acquisition, sale, merger, joint venture or business combination, and to render an opinion to the Board of Directors regarding the fairness, from a financial point of view, to the holders of the Company's Common Stock. The Board of Directors retained Roth based upon Roth's qualifications, experience and expertise. Roth is a nationally recognized investment banking and advisory firm. Roth, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with various transactions and for corporate and other purposes. In the ordinary course of business, Roth has had or may have dealings with certain other holders of the Company's securities, in matters unrelated to the Company. Roth has and has had numerous clients in a wide variety of industries. It is possible that some of these past or present Roth clients may have some connection to the Company or to holders of its securities.

    Pursuant to the engagement letters, in June 1999 the Company paid Roth a retainer, deductible from any fees earned by Roth in connection with
consummating the Merger Agreement, of $75,000.   Roth will receive
approximately $950,000, if the Company consummates the transaction described in this Statement, plus reimbursements for certain costs and expenses. In addition, the Company has agreed to indemnify Roth against certain liabilities and expenses arising out of Roth's engagement or, if indemnification is unavailable to Roth or insufficient to hold it harmless, then the Company has agreed to contribute to the amount paid or payable by Roth.

    Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer or the Merger.


ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Except as set forth below, and other than amendments to the Share Purchase Rights Plan, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company. All outstanding Shares, except for Shares held by the Company's executive officers and directors are deemed to be held by non-affiliates.

     Mr. Michael Hogg, a director, purchased 4,000 shares for $2.20 per share on May 16, 2000.

     Mr. Dick Sharman, the Company's Chief Executive Officer and a director, sold 11,715 shares for $1.88 per share on May 24, 2000.


ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.


ITEM 8.   ADDITIONAL INFORMATION.

     THE SHARE PURCHASE RIGHTS PLAN.

     On October 15, 1999, the Company designated 150,000 shares of Preferred Stock as Series A Junior Participating Preferred Stock and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. Each Right entitles a Stockholder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $10.00, subject to adjustment. The Rights are exercisable only when a person or group of affiliated or associated persons (an "Acquiring Person") acquires or obtains the right to acquire 15% or more of the company's outstanding Common Stock or announces a tender or exchange offer that would result in an Acquiring Person beneficially owning more than 15% of the company's outstanding shares.
In the event any person becomes an Acquiring Person each holder of a Right, other than Rights beneficially owned by the Acquiring Person, will thereafter have the right to receive on exercise that number of shares of common stock of the company, or, in certain business combinations, of the acquiring company, having a market value of two times the exercise price of the Right. The Rights expire on October 15, 2009 unless extended prior thereto by the Board, or earlier redeemed or exchanged by the Company.

     The Company and the Rights Agent under the Share Purchase Rights Plan amended the Rights Plan as of June 26, 2000 to provide, among other things, II-VI and its affiliates will not be considered an Acquiring Person under the Rights Plan solely by virtue of (i) the approval, execution, delivery or performance of the Merger Agreement, (ii) the making of consummation of the Offer or Merger in accordance with the provisions of the Merger Agreement or any public announcement relating thereto, (iii) the acquisition of Common Shares in accordance with the provisions of the Merger Agreement pursuant to the Offer or the Merger or (iv) the consummation of any other transaction to be effected pursuant or the Merger Agreement in accordance with the provisions thereof.

    LITIGATION.

     As reported on Form 8-K dated June 19, 2000, a complaint naming Laser Power Corporation and certain current and former directors of the company as defendants was served on the Corporation. It is styled C. Oliver Burt, III v. Laser Power Corp., et al., Case No. GIC 749273 (San Diego Superior Court). The Complaint seeks to assert a breach of fiduciary duty claim arising out of the decision of the Board of Directors to enter into the June 2, 2000 merger agreement with Union Miniere and requests class action relief. The Complaint alleges, amongst other things, that the price per share offered in the Union Miniere agreement was inadequate and unfair to the Company's shareholders and that the following transactions were inappropriate (i) the termination fee and no-shop provisions contained in the Union Miniere agreement; (ii) the January 1, 2000 employment agreement between the Company and its chief executive officer, Dick Sharman, a summary of which is contained in the Information Statement attached hereto as Exhibit 3; and (iii) stock transactions by certain Directors, all of which transactions are a matter of public filings with the SEC. The complaint seeks as relief, amongst other things, preliminary and permanent injunctive relief enjoining the transactions set forth in the Union Miniere Agreement and monetary damages in an unspecified amount. The Company and the Board believe that this action is without merit and intend to vigorously defend themselves.


ITEM 9.    EXHIBITS.

    The following Exhibits are filed herewith:

     Exhibit 1 Prospectus* (incorporated by reference from Parent's Registration Statement on Amendment No. 2 to Form S-4 filed on August 4, 2000).
     Exhibit 2  Letter of Transmittal* (incorporated by reference to Exhibit
                99.01 of Parent's Registration Statement on Amendment No. 2 to Form S-4 filed on August 4, 2000).
     Exhibit 3 Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.
     Exhibit 4  Written Opinion of Roth Capital Partners, Inc. dated June 28,
                2000.
     Exhibit 5 Agreement & Plan of Merger between Company, Parent and Purchaser dated June 28, 2000 (incorporated by reference to Exhibit 2.01 of Parent's Registration Statement on Form S-4 filed on July 13,
                2000).
     Exhibit 6  Letter to Stockholders
     Exhibit 7 Confidentiality Agreement between Company and Parent dated January 5, 2000.
     Exhibit 8 First Amendment to Agreement & Plan of Merger between Company, Parent and Purchaser dated August 1, 2000* (incorporated by reference to Exhibit 2.02 of Parent's Registration Statement on Amendment No. 1 to Form S-4 filed on August 2, 2000)

     *Included with materials of Parent and Purchaser mailed to Stockholders along with this Schedule 14D-9.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                      LASER POWER CORPORATION


Date:   August 4, 2000           By:  /s/  Bernard J. Brady
                                      Bernard J. Brady
                                      Vice President,
                                      Chief Financial Officer and Secretary
                                      (Principal Financial and Accounting
                                      Officer)

                                   EXHIBIT 3


                            LASER POWER CORPORATION
                               36570 BRIGGS ROAD
                           MURRIETA, CALIFORNIA 92563

                         INFORMATION STATEMENT PURSUANT
                       TO SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

             NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
            NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT
                          TO SEND THE COMPANY A PROXY.


     This Information Statement, which is being mailed on or about August 7, 2000 to the holders of common stock, par value $.001 per share (collectively "Shares" or "Common Shares") of Laser Power Corporation, a Delaware corporation (the "Company"), is being furnished in connection with the possible designation by II-VI Acquisition Corp. ("Purchaser") of persons to the Board of Directors of the Company (the "Board") pursuant to an Agreement and Plan of Merger dated as of June 28, 2000 (the "Merger Agreement") among the Company, Purchaser and II-VI Incorporated ("Parent"), as amended by the First Amendment to Agreement and Plan of Merger dated August 1, 2000.

     The terms of the Merger Agreement, a summary of the events leading up to the Offer and execution of the Merger Agreement and other information concerning the Offer and Merger are contained in the Offer and in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), copies of which are being delivered to shareholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule TO ("Schedule TO") and the Registration Statement on Form S-4 ("Registration Statement"), each filed by Purchaser and Parent on July 13, 2000, together with that certain Registration Statement on Amendment No. 1 to Form S-4 (dated August 2, 2000 and Amendment No. 2 to Form S-4 dated August 4, 2000, filed by Purchaser and Parent.

     No action is required by the shareholders of the Company in connection with the election or appointment of the Purchaser Designees (as defined below. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires mailing to the Company's shareholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

     The information in this Information Statement concerning the Parent, the Purchaser and the Purchaser Designees has been furnished to the Company by them, and the Company assumes no responsibility for the accuracy or completeness of such information. The Schedule TO indicates that the principal executive office of the Parent and Purchaser is located at 375 Saxonburg Boulevard, Saxonburg, PA 16056.


                                    GENERAL

     The Common Shares are the only class of voting securities of the Company currently issued and outstanding which are entitled to vote for the election of directors. Each Share is entitled to one vote. As of July 1, 2000, there were 9,701,421 Shares outstanding.

                             Exhibit 3 - Page 1

                          RIGHT TO DESIGNATE DIRECTORS

          The Merger Agreement provides that promptly following the purchase by Purchaser of a majority of the outstanding Shares of the Company pursuant to the Offer, the Company will take all necessary action to cause three persons designated by the Purchaser (the "Purchaser Designees") to be members of the Board. Although the Merger Agreement provides that one of such designees shall be a completely disinterested outside director, the Company, Parent and Purchaser have agreed to waive this requirement.

     Purchaser has informed the Company that each of the Purchaser Designees listed below has consented to act as a director. To the Company's best knowledge and belief, none of the Purchaser Designees owns any equity securities of the Company. It is expected that the Purchaser Designees will assume office following the acquisition by Purchaser of the number of Common Shares required to satisfy the Minimum Condition, which cannot be earlier than August 11, 2000, and that, upon assuming office, the Purchaser Designees will thereafter constitute a majority of the members of the Board.

     Biographical information concerning each of the Purchaser Designees and the current directors and executive officers of the Company is presented below.


                              PURCHASER DESIGNEES

     With respect to the Purchaser Designees, the following section, prepared from information furnished to the Company by Purchaser, sets forth the name, age, present principal occupation or employment and employment history for each of the persons who may be designated by Purchaser as Purchaser Designees. If necessary, Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1. The business address of each person is c/o II-VI Incorporated, 375 Saxonburg Boulevard, Saxonburg, PA 16056.

     Carl J. Johnson, 57, a co-founder of Parent in 1971, serves as Chairman, Chief Executive Officer, and Director of Parent. He served as President of Parent from 1971 until 1985, and has been a Director since its founding and Chairman since 1985. From 1966 to 1971, Dr. Johnson was Director of Research & Development for Essex International, Inc., an automotive electrical and power distribution products manufacturer. From 1964 to 1966, Dr. Johnson worked at Bell Telephone Laboratories as a member of the technical staff. Dr. Johnson completed his Ph.D. in Electrical Engineering at the University of Illinois in 1969. He holds B.S. and M.S. degrees in Electrical Engineering from Purdue University and Massachusetts Institute of Technology (MIT), respectively. Dr. Johnson serves as a director of Xymox Technology, Inc., Armstrong Laser Technology, Inc. and Applied Electro-Optics Corporation.

     Francis J. Kramer, 51, has served as a Director of Parent since 1989. Mr. Kramer has been employed by Parent since 1983, and has been its President and Chief Operating Officer since 1985. Mr. Kramer joined Parent as Vice President and General Manager of Manufacturing, and was named Executive Vice President and General Manager of Manufacturing in 1984. Prior to his employment by Parent, Mr. Kramer was the Director of Operations for the Utility Communications Systems Group of Rockwell International Corp. Mr. Kramer graduated from the University of Pittsburgh in 1971 with a B.S. degree in Industrial Engineering and from Purdue University in 1975 with an M.S. degree in Industrial Administration.

     James Martinelli, 41, has been employed by Parent since 1986 and has served as Treasurer, Chief Financial Officer and Assistant Secretary since May of 1994. Mr. Martinelli joined Parent as Accounting Manager and was named Controller in 1990. Prior to his employment by Parent, Mr. Martinelli was Accounting Manager at Tippins Incorporated and Pennsylvania Engineering Corporation from 1980 to 1985. Mr. Martinelli graduated from Indiana University of Pennsylvania in 1980 with a B.S. degree in Accounting and is a member of the Pennsylvania Institute of Certified Public Accountants.


                             Exhibit 3 - Page 2

     None of the Purchaser Designees is a director of or holds any position with the Company, and except as disclosed in the Offer, none of the Purchaser Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any or its directors, executive officers or affiliates that require disclosure pursuant to the rules of the SEC, except as may be disclosed in the Offer. To the knowledge of Parent and Purchaser, none of the Purchaser Designees has any family relationship with any current director or executive officer of the Company.

     Purchaser has advised the Company that each of the persons listed in the table has consented to act as a director, and that none of them has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the SEC.

     It is expected that the Purchaser Designees will assume office promptly upon the acquisition by Purchaser of Shares pursuant to the Offer, which cannot be earlier than August 11, 2000.


                           CURRENT BOARD OF DIRECTORS

     The Bylaws of the Company provide for a five member Board of Directors. The Company currently has a four member Board of Directors, with one vacancy. Each director holds office until his successor is elected and qualified at the next shareholders meeting, or until his death, resignation or removal. Except for Mr. Hogg, the members of the Board were elected at the annual meeting of stockholders held on February 25, 2000. Mr. Hogg was appointed to fill a vacancy created by the resignations of Mr. Fredrick.

NAME                          AGE                   POSITION
----------------------------  ---  -------------------------------------------
     Dick Sharman              66  Chairman, Chief Executive Officer, Director

     Robert G. Klimasewski     56  Director

     Robert P. Perkins         48  Director

     Michael J. Hogg           56  Director

     Dick Sharman, Chairman of the Board since April 2000, a director since February 1998 and Chief Executive Officer since December 1998. Mr. Sharman was Chairman of the Board, President and Chief Executive Officer of EMI Acquisition Corp. ("EMI") from 1993 until February 1998, and Chairman of the Board of Exotic Materials, Inc. ("Exotic"), a wholly owned subsidiary of EMI, from 1988 until February 1998.

     Robert G. Klimasewski, a director since 1980 and Chairman of the Board from December 1998 to April 2000. Mr. Klimasewski has served as the Chairman of the Board, President and Chief Executive Officer of Transmation, Inc., an electronic instrumentation manufacturer, since 1994 and as Vice Chairman of Burleigh Instruments, Inc., a scientific instrument and laser manufacturer, since 1972.

     Robert P. Perkins, a director since February 1998. Mr. Perkins has been a private investor and business consultant since 1991. From 1991 to February 1998, Mr. Perkins served as a director of Exotic. From June 1993 until February 1998, Mr. Perkins also served as a director of EMI.

     Michael J. Hogg was appointed to the Board on April 19, 2000. Mr. Hogg served as Chief Executive Officer of Vinten Broadcasting and Vinten Electro
Optics.   Mr. Hogg retired from Vitec in 1998 and has since

                             Exhibit 3 - Page 3
served as a business consultant with Hunting Technical Services principally engaged in a consulting assignment for the Company's Precision Optics Group.

Board Committees and Meetings

     The Board of Directors has Audit, Compensation and Special Committees. The Board dissolved its Committee on Directors on April 28, 2000.

     The Audit Committee consists of Messrs. Perkins, Klimasewski and Hogg. The Audit Committee makes recommendations regarding the selection of independent auditors, reviews the results and scope of the audit and other service provided by the independent auditors and reviews and evaluates the Company's audit and control functions.

     The Compensation Committee consists of Messrs. Klimasewski and Perkins.
The Compensation Committee makes recommendations regarding the Company's 1997 Equity Incentive Plan and Employee Stock Purchase Plan as well as decisions concerning salaries and incentive compensation for officers and employees of the Company.

     The Special Committee consists of Messrs. Perkins and Klimasewski. The Special Committee is chartered to review, analyze and negotiate any acquisition proposal received by the Company any matters related thereto and with the investigation of other strategic alternatives.


                      DIRECTOR AND EXECUTIVE COMPENSATION

Compensation of Directors

As consideration for service on the Company's Board of Directors, non-employee directors receive $4,000 per year. Mr. Klimasewski received a $2,000 monthly fee for his service as non-executive Chairman of the Board and Mr. Perkins received $4,000 for his services as interim Chief Financial Officer from March 7, 2000 through April 16, 2000. In addition, non-employee directors receive a $1,000 fee for their attendance at each Board meeting and a $500 fee for their attendance at each committee meeting and are reimbursed for reasonable out-of-pocket expenses in connection with attendance at Board and committee meetings.

During fiscal year 2000, the Company granted options to the following non-employee directors: William G. Fredrick, Jr., 5,000 shares; Robert G. Klimasewski, 5,000 shares; Robert P. Perkins, 5,000 shares; and John C. Stiska, 5,000 shares. Options are exercisable upon grant at an exercise price of $7.50 per share. Messrs. Fredrick and Stiska subsequently resigned from the board and their options expired.


Compensation of Executive Officers

The following table sets forth for the nine months ended July 1, 2000 and the fiscal years ended September 30, 1999 and 1998 compensation awarded, paid or earned by, the Company's present and former chief executive officers, the three executive officers of the Company who earned more than $100,000 in the fiscal year ended September 30, 1999, one former executive officer (Mr. Brawley) who was not serving as an executive officer at the end of fiscal year 1999 and the Company's current Chief Financial Officer (collectively, the "Named Executive Officers"):

                             Exhibit 3 - Page 4

                                            Summary Compensation Table

                                                     Annual                      Long-Term
                                                  Compensation                  Compensation
                                   ------------------------------------------  --------------
                                                                                 Securities
          Name and Principal                                                     Underlying        All Other
               Position                Year       Salary (1)        Bonus         Options      Compensation (2)
     ----------------------------  ------------  -------------   ------------  --------------  -----------------
Dick Sharman (3)                           2000        187,500         12,600                                  -
     Chairman of the Board and             1999        201,100          6,600               -             87,930
     Chief Executive Officer               1998              -              -               -                  -

Glenn H. Sherman, Ph.D (4)
     Former Chairman of the                2000              -              -               -            104,501
     Board and Chief Executive             1999         82,100              -               -            174,400
     Officer                               1998        195,685              -               -             34,715

Douglas H. Tanimoto, Ph.D (5)              2000         34,541              -               -            180,000
     Former President,                     1999        160,000              -               -             15,700
     Research Division                     1998        150,961              -               -             26,279

Dean T. Hodges, Ph.D (6)                   2000          6,000              -               -                  -
     Former President,                     1999        155,900              -               -             15,900
     Microlasers Division                  1998        147,019              -               -             20,946

Thomas Brawley (7)                         2000              -              -               -             63,808
     Former President,                     1999        159,655         26,500               -             23,100
     Precision Optics Group                1998        149,004              -               -              4,973

Paul P. Wickman (8)                        2000         37,445         10,000               -            145,600
     Former Chief Financial                1999        138,700              -          25,000             17,200
     Officer                               1998        129,712              -          25,000             19,460

Bernard J. Brady (9)                       2000         26,538              -          60,000                  -
     Vice President, Treasurer             1999              -              -               -                  -
     and Chief Financial Officer           1998              -              -               -                  -

_______________________
(1) In accordance with the rules of the SEC, the compensation described in this table does not include medical, group life insurance or other benefits received by the Named Executive Officers, which are available generally to all salaried employees of the Company, and certain perquisites and other personal benefits received by the Named Executive Officers, which do not exceed 10% of the officer's salary and bonus disclosed in this table.

(2) Includes premium payments made by the Company for split dollar life insurance policies owned by the Named Executive Officers. The policy owners assigned the Company proceeds from termination of the policies or from payment of death benefits in an amount equal to the lesser of the cash surrender value or the cumulative payments made by the Company on their behalf. The insurance premium payments for Messrs. Sherman, Tanimoto, Hodges, Brawley and Wickman amounted to (i) in fiscal 1998 $29,691, $21,191, $18,146, $0, and

                              Exhibit 3 - Page 5

$14,765, respectively, and (ii) in fiscal 1999 $0, $10,900, $14,000, $2,900, and
$13,000, respectively. The Company terminated this benefit program during fiscal year 1999. Also includes 401(k) Plan employer matching contributions for Messrs. Sherman, Tanimoto, Hodges, Brawley, Wickman and Sharman of (i) in fiscal 1998 $5,024, $5,088, $2,800, $0, $4,695 and $0, respectively and (ii) in fiscal year
1999 $1,100, $4,800, $1,900, $1,100, $4,200 and $4,600, respectively.

(3) Mr. Sharman was appointed Chairman of the Board on April 28, 2000 and Chief Executive Officer on December 4, 1998. During fiscal year 1999, $83,333 of Mr. Sharman's salary was deferred and paid in February 2000.

(4) Dr. Sherman resigned as Chief Executive Officer and Chairman of the Board in December 1998. Dr. Sherman's other compensation for 2000 and 1999 represents payment for his services to the Company as a consultant.

(5) Dr. Tanimoto resigned as an executive officer and director on January 17, 2000.

(6) Dr. Hodges resigned as an executive officer on December 16, 1999.

(7) Mr. Brawley resigned as President of the Precision Optics Group, on May 12, 1999. Mr. Brawley's other compensation includes payment for his services to the Company as a consultant.

(8) Mr. Wickman resigned as Senior Vice President, Chief Financial Officer, Treasurer and Secretary, in March 2000. The Company re-priced 25,000 stock options previously granted to Mr. Wickman under the 1997 Plan. See "--Option Grants Last Fiscal Year and Option Re-pricing Information."

(9) Mr. Brady joined the Company as Vice President, Chief Financial Officer, Treasurer and Secretary, in April 2000.

                              Exhibit 3 - Page 6

                       STOCK OPTION GRANTS AND EXERCISES

The Company grants options to its executive officers under the 1997 Plan. As of July 1, 2000, 388,922 shares remained available for grant thereunder to all
employees, including executive officers.   As of June  30, 2000, options to
purchase 81,241 shares were outstanding and held by current and former executive officers of the Company.

Option Grants in Last Fiscal Year

     The following table sets forth each grant of stock options made during the nine months ended July 1, 2000 and the fiscal year ended September 30, 1999 to each of the Named Executive Officers:

                                                                                                    for Option Term (3)
                                 Options           Fiscal             Price    Expiration          ---------------------
Name                             Granted         Year (%)(2)        ($/Share)     Date                    5%          10%
Dick Sharman                          -                  -                 -            -                 -            -
Glenn H. Sherman, Ph.D                -                  -                 -            -                 -            -
Douglas H. Tanimoto, Ph.D             -                  -                 -            -                 -            -
Dean T. Hodges, Ph.D                  -                  -                 -            -                 -            -
Thomas J. Brawley                     -                  -                 -            -                 -            -
Paul P. Wickman                  25,000(4)             5.7             $3.00      12/8/07          $      0(5)  $      0(5)
Bernard J. Brady                 60,000               75.0              2.51      4/17/10          $106,977     $279,079

__________________
(1) Options granted under the 1997 Plan generally become exercisable over a four-year period with 25% vesting on the first anniversary of the date of grant and the remainder vesting monthly thereafter. The options will fully vest upon a change of control, as defined in the Company's 1997 Plan, unless the acquiring company assumes the options or substitutes similar options. The term of the options is ten years.

(2) Based on options to purchase 80,000 shares granted during the nine months ended July 1, 2000 and 437,579 shares granted and re-priced in fiscal year 1999, including to the Named Executive Officers.

(3) The potential realizable value, or gain, is calculated based on the term of the option at its time of grant (ten years). It is calculated assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option, and that the option is exercised and sold on the last day of its term for the appreciated stock price. These amounts represent certain assumed rates of appreciation only, in accordance with the rules of the SEC, and do not reflect the Company's estimate or projection of future stock price performance. Actual gains, if any, are dependent on the actual future performance of the Company's Common Stock and no gain to the optionee is possible unless the stock price increases over the option term, which will benefit all stockholders.

(4) On December 4, 1999, the Board of Directors approved a re-pricing of 25,000 stock options granted to Mr. Wickman under the 1997 Plan. The stock options were previously granted at an exercise price of $7.00. Other than the exercise price of the options, the terms of Mr. Wickman's stock options remained the same. See "--Compensation of Executive Officers, Option Re-pricing Information."

(5) Because the exercise price of the re-priced options had a greater value than the market price of the underlying securities as of September 30, 1999, the potential realizable value of Mr. Wickman's options is $0.

                              Exhibit 3 - Page 7

Option Re-pricing Information

The following table shows certain information concerning the re-pricing of options received by the Company's executive officers during the last ten years.

                                                       Ten Year Option Repricing
                                                                                                              Length of
                                       Number of                                                              Original
                                       Securities                                                               Term
                                       Underlying      Market Price of     Exercise Price at       Net      Remaining at
                                        Repriced      Stock at Time of          Time of         Exercise       Date of
Name                       Date         Options           Repricing            Repricing          Price       Repricing
----------------------  -----------  --------------  -------------------  -------------------  -----------  -------------
Paul P Wickman (1)          12/4/98          25,000               $1.625                $7.00        $3.00              9

__________________
(1) On December 4, 1998, the Board of Directors approved a re-pricing of certain stock options held by employees of the Company and Mr. Wickman. All of the re-priced stock options were re-priced with an exercise price of $3.00 per share. The Company re-priced 25,000 stock options previously granted to Mr. Wickman under the 1997 Plan. See "--Compensation of Executive Officers, Option Grants in Last Fiscal Year."

                              Exhibit 3 - Page 8

Aggregated Option Exercises in Last Fiscal Year and Option Values at July 1,
2000

  The following table sets forth information with respect to the exercise of stock options by the Named Executive Officers during the nine months ended July 1, 2000 and the number and value of securities underlying unexercised options held by the Named Executive Officers as of July 1, 2000:


                                                                      Number of                    Value of
                                                               Securities Underlying              Unexercised
                                                                      Unexercised                 In-the-Money
                                                                       Options at                  Options at
                                                                    July 1, 2000 (2)            July 1, 2000 (3)
                                                               --------------------------  ---------------------------
                                     Shares
                                  Acquired on       Value
Name                                Exercise     Realized (1)  Exercisable  Unexercisable  Excercisable  Unexercisable
--------------------------      ---------------  ------------  -----------  -------------  ------------  -------------
Dick Sharman                              -             -
Glenn H. Stephens, PhD               90,665       176,502                       12,667                       6,334
Douglas H. Tanimoto, PhD            120,679       700,066
Dean T. Hodges                      164,500       272,197
Thomas J. Brawley                    99,205       297,615
Paul P. Wickman                      87,015       264,353         8,754                       7,503
Bernard J. Brady                          -             -                       60,000                     149,400

_________________________
(1) Value realized is based on the fair market value of the Company's Common Stock on the date of exercise minus the exercise price (or the actual sales price if the shares were sold by the optionee simultaneously with the exercise) without taking into account any taxes that may be payable in connection with the transaction.

(2) Includes both "in-the-money" and "out-of-the-money" options. "In-the-money" options are options with exercise prices below the market price of the Company's Common Stock.

(3) Based on the fair market value of the Common Stock as of July 1, 2000. Amounts reflected are based on the fair market value minus the exercise price and do not indicate that the optionee sold such stock.

                              Exhibit 3 - Page 9

                             EMPLOYMENT AGREEMENTS

January 1, 2000, the Company and Dick Sharman renegotiated and extended his employment agreement, pursuant to which Mr. Sharman receives an annual salary of $250,000, subject to adjustment by mutual agreement of the Company and Mr. Sharman, plus an annual bonus determined by the Board of Directors based on
achievements during the fiscal year.   This agreement has a one year term that
rolls over on a monthly basis with a maximum term of three years unless Mr. Sharman or the Company elect to terminate the agreement. The employment agreement provides that if employment is terminated for cause or the employee voluntarily resigns, the employee shall receive only the salary payments earned prior to the date of termination. If employment is terminated without cause, the employee will receive severance payments equal to his monthly salary with full benefits for a period of twelve months. In addition, during the term of employment, and for so long as Mr. Sharman is receiving severance payments, Mr. Sharman will not, subject to certain limitations, compete with the Company.

On April 17, 2000, the Company entered into an Employment Agreement with Bernard
J. Brady, its Chief Financial Officer, which specifies Mr. Brady's initial annual salary of $138,000, and provides Mr. Brady the Company's normal employee benefits, options to purchase 60,000 shares of the Company's stock, participation in the Company's management incentive compensation program, nine
(9) months severance and relocation reimbursement. The initial term of this agreement is nine (9) months to a maximum thirty six (36) months. The agreement includes non-disclosure and confidentiality provisions.

The Company had employment agreements with the following former executive officers: (1) Dean T. Hodges, Ph.D., former President, Microlaser Division, (2) Douglas H. Tanimoto, Ph.D., former President, Research Division and (3) Paul P. Wickman, former Chief Financial Officer. Pursuant to these agreements, as adjusted by the Compensation Committee, Messrs. Hodges, Tanimoto, and Wickman were entitled to receive annual salaries of $145,000, $150,000 and $120,000, respectively, subject to adjustment and annual bonuses at the discretion of the Board of Directors. The Company negotiated termination of these agreements during Fiscal 2000 and any severance paid is included in "All Other Compensation" on the Summary Compensation Table.

The Company has entered into a Separation Agreement with Dr. Sherman pursuant to which Dr. Sherman receives $17,333 per month and certain other benefits until December 4, 2000 for his services to the Company as a consultant.

Mr. Brawley's service as the President of the Precision Optics Group ended on May 12, 1999. Pursuant to a Memorandum of Understanding, dated May 21, 1999, Mr. Brawley received severance benefits until February 2000.

                              Exhibit 3 - Page 10

                        REPORT OF THE BOARD OF DIRECTORS
                          ON EXECUTIVE COMPENSATION/1/

The Company's executive compensation program is administered by the Board of Directors and the Compensation Committee of the Board. The Compensation Committee is comprised of two non-employee directors.

Overall Compensation Policy

The Board believes that for the Company to succeed, it must attract and retain qualified executives. The Board's objective in determining the type and amount of executive compensation is to provide a compensation package that allows the Company to attract and retain talented executives and to align their interests with those of stockholders.

Base Salary

Base salaries are intended to be competitive with salaries of similar executive positions in comparable companies in the industry. Annual adjustments in base salaries are made at the beginning of the fiscal year and therefore reflect in large part the prior year's business and individual performance achievements.

Bonus

Annual incentive bonuses reflect the Board's belief that a significant portion of executive compensation should be contingent upon the performance of the Company. Accordingly, the executive officers of the Company, including the Chief Executive Officer, participate in an annual incentive bonus plan (the "Incentive Plan") which provides cash bonuses based upon the Company's overall financial performance and the achievement of specified levels of profitability and other financial and non-financial objectives. Awards are made by the Board after reviewing recommendations made by the Compensation Committee which establishes target profitability levels and other objectives for the ensuing fiscal year in conjunction with the Company's annual operating plan. The purpose of the Incentive Plan is to reward and reinforce executive management's commitment to achieve levels of profitability and return consistent with increasing stockholder value. Cash bonuses earned under the Incentive Plan are paid each year upon completion of the Company's annual audit of the results of operations for the previous fiscal year by the Company's independent auditors. The Company paid cash bonuses of $12,600 and $10,000 during the first nine months of fiscal year 2000 to Dick Sharman and Paul Wickman, respectively.

Long Term Incentives

The final portion of the executive officers' compensation consists of stock options as listed in this Proxy Statement in the table entitled "Option Grants in Last Fiscal Year". It is this award that the Company utilizes to provide long term incentives.

____________________

/1/ The material in this report and under the caption "Performance Measurement Comparison" are not "soliciting material," are not deemed filed with the SEC and are not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act whether made before or after the date of this proxy statement and irrespective of any general incorporation language therein.

                              Exhibit 3 - Page 11

Chief Executive Officer Compensation

Dick Sharman was appointed Chief Executive Officer on December 4, 1998. During fiscal year 1999, the Company's Chief Executive Officer was eligible to participate in the same executive compensation plans as were available to other executive officers of the Company, including the Incentive Plan and the 1997 Plan. Based on the Company's performance in 1998 and 1999 and the Board's assessment of Mr. Sharman's ongoing personal performance in the position of Chief Executive Officer, Mr. Sharman's base salary for fiscal year 1999 was determined to be $284,430. Among the factors considered by the Board in its consideration of Mr. Sharman's performance were progress in the development of the Company's technologies and product lines and the further strengthening of the Company's infrastructures. Mr. Sharman originally agreed to take over as Chief Executive Officer for only a period of one year and during fiscal year 1999, the Company undertook a search for qualified candidates to fill the position of Chief Executive Officer. Several candidates were interviewed, however, given ongoing negotiations regarding the potential acquisition of the Company, the Board did not feel that it was prudent to bring in a new Chief Executive Officer at that time. In order to provide continuity for the Company, the Board and Mr. Sharman agreed to a new employment agreement which is described above in the section "Employment Agreements".

On December 4, 1998, Dr. Glenn H. Sherman tendered his resignation as Chief Executive Officer, Chairman of the Board and director and all other positions he held with the Company or any of its subsidiaries. The Company has entered into a Separation Agreement with Dr. Sherman pursuant to which he receives $17,333 per month and certain other benefits until December 4, 2000 for his services to the Company as a consultant.

Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), limits the Company's deduction for federal income tax purposes to no more than $1 million of compensation paid to certain executive officers in a taxable year. At this time, the amount of compensation (as defined for Code Section 162(m) purposes) paid to the Company's executive officers does not exceed the $1 million pay limit and will most likely not be affected by the statute and regulations in the near future. Compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of the Code.

The Compensation Committee has determined that stock options granted under the 1997 Plan with an exercise price at least equal to the fair market value of the Company's Common Stock on the date of grant will be treated as "performance-based compensation."

Compensation Committee Interlocks and Insider Participation

The Company's Compensation Committee currently consists of Messrs. Klimasewski and Perkins. No member of the Compensation Committee has at any time been an officer or employee of the Company, except for Mr. Perkins who served as interim Chief Financial Officer from March 7, 2000 to April 16, 2000, for which he received $4,000.

In September 1, 1991, the Company acquired substantially all of the assets of Burleigh Northwest Optical, Inc. In consideration for the assets acquired, the Company executed a secured promissory note in the amount of $150,000 payable to Burleigh Instruments, Inc., an entity of which Robert G. Klimasewski is a director and 50% stockholder. The note bears interest at 8.25% per annum and is payable in 120 equal monthly installments. As of September 30, 1999, the outstanding balance on such note was approximately $39,015. The Company extinguished its obligation to Burleigh on May 2000.

                              Exhibit 3 - Page 12

                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Common Stock of the Company as of July 1, 2000 by
(i) each person (or group of affiliated persons) who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) the Named Executive Officers, (iii) each of the Company's directors, and (iv) all directors and executive officers as a group:



                                                           Shares Beneficially Owned (1)
                                                       ----------------------------------------
                                                         Number of                 Percent of
Directors, Officers and 5% Stockholders                    Shares                     Total
---------------------------------------                --------------             -------------
Union Miniere USA, Inc.                                      957,795                       9.8%
     3120 Highwood Boulevard, Suite 110
     Raliegh, North Carolina 27604

II-VI Incorporated                                         1,252,100                      12.9%
     375 Saxonburg Boulevard
     Saxonburg, Pa  16056

Dick Sharman                                                  16,741                         *
Douglas H. Tanimoto, Ph.D.                                     5,332                         *
Robert P. Perkins (2)                                         60,000                         *
Dean T. Hodges, Ph.D. (9)                                          -                         *
Thomas J. Brawley (11)                                             -                         *
Paul P. Wickman (3)                                            2,604                         *
Robert G. Klimasewski (4)                                     59,491                         *
Michael J. Hogg                                                4,000                         *
Bernard J. Brady (5)                                          15,100                         *
All directors and officers as a group (8 persons)(14)        163,268                       1.7%

                                                           9,701,421

__________________
*  Less than one percent.

(1) This table is based upon information supplied by executive officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages of beneficial ownership are based on 9,701,421 shares of Common Stock outstanding on July 1, 2000, adjusted as required by rules promulgated by the SEC.

(2) Includes 50,000 shares held jointly by Mr. Perkins and his wife Gail A. Perkins, and 10,000 shares subject to options exercisable within 60 days of July 1, 2000.

(3) Includes 2,084 shares subject to options exercisable within 60 days of July 1, 2000.

(4) Includes 23,332 shares subject to warrants exercisable within 60 days of July 1, 2000 and 10,000 shares subject to options exercisable within 60 days of July 1, 2000.

(5) Includes 15,000 shares issuable upon exercise of options exercisable within 60 days of July 1, 2000.

                              Exhibit 3 - Page 13

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than 10% stockholders are required by SEC regulation to
furnish the Company with copies of all Section 16(a) forms they file.   As a
result of changing law firms, the From 4 reports required from Messrs. Perkins, Stiska and Fredrick for the month of February were filed late.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the nine months ended July 1, 2000, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with.


                     PERFORMANCE MEASUREMENT COMPARISON(1)

The following table shows a comparison of cumulative total returns for the Company, the SIC Code Index for companies listed with SIC Code 3827 "Optical Instruments and Lenses" and the Nasdaq Market Index for the period that commenced June 19, 1997 (the date on which the Company's Common Stock was first traded on the Nasdaq National Market) and ended on July 1, 2000. The graph assumes that all dividends have been reinvested.

                            CUMULATIVE TOTAL RETURN
         (Laser Power Corporation, SIC Code Index, Nasdaq Market Index)
                     ASSUMES $100 INVESTED ON JUNE 19, 1997


                               June 19     Sept. 30      March 31      Sept. 30     March 31     Sept. 30     June 30
                                1997         1997          1998          1998         1999         1999        2000
Laser Power Corp                100.00       127.47         87.91         30.77        16.48        53.50       87.91
SIC Code Index                  100.00       119.95         95.57         53.47        85.05       153.88      656.13
NASDAQ Market Index             100.00       116.59        128.03        118.37       171.92       190.12      274.79

________________________
(1) This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

                              Exhibit 3 - Page 14

                              CERTAIN TRANSACTIONS

The Company has entered into indemnity agreements with certain officers and directors which provide, among other things, that the Company will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he may be required to pay in actions or proceedings which he is or may be made a party by reason of his position as a director, officer or other agent of the Company, and otherwise to the full extent permitted under Delaware law and the Company's Bylaws.

The Company has entered into certain additional transactions with its directors and officers, as described under the caption "Executive Compensation."

In September 1991, the Company acquired substantially all of the assets of Burleigh Northwest Optical, Inc. In consideration for the assets acquired, the Company executed a secured promissory note in the amount of $150,000 payable to Burleigh Instruments, Inc., an entity of which Robert G. Klimasewski is a director and 50% stockholder. The note bears interest at 8.25% per annum and is payable in 120 equal monthly installments. As of September 30, 1999, the outstanding balance on such note was approximately $39,015. The Company extinguished its obligation to Burleigh in May 2000.

On December 4, 1998, the Board of Directors approved a re-pricing of certain stock options held by Mr. Wickman the Company's former Chief Financial Officer. See "Executive Compensation - Compensation of Executive Officers."

                              Exhibit 3 - Page 15

                                   EXHIBIT 4

                    WRITTEN OPINION OF ROTH CAPITAL PARTNERS


                          ROTH CAPITAL PARTNERS, INC.
                               24 CORPORATE PLAZA
                            NEWPORT BEACH, CA 92660


June 28, 2000

Board of Directors
Laser Power Corporation
36570 Briggs Road
Murrieta, CA 92563

Gentlemen:

We have been requested by the Board of Directors of Laser Power Corporation ("Laser Power") to render our opinion with respect to the fairness, from a financial point of view, to the shareholders of Laser Power of the proposed acquisition (the "Acquistion") of Laser Power by II-VI Corporation ("II-VI").

We understand that, II-VI and Laser Power have entered into an Agreement and Plan of Merger, dated as of June 28, 2000 (the "Merger Agreement"). The terms of the Merger Agreement require II-VI to acquire all of the outstanding capital stock of Laser Power with compensation of cash and newly-issued shares of II-VI common stock. Laser Power stockholders will receive $2.89 per share in cash and
0.052 shares of II-VI stock for every share of Laser Power. The terms and conditions of the Acquisition are set forth in more detail in the Merger Agreement.

In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other information about Laser Power and II-VI, including the consolidated financial statements for recent years and interim periods, and certain other relevant financial and operating data; (ii) reviewed certain business and financial information regarding Laser Power and II-VI furnished to us by them; (iii) reviewed the financial terms and conditions of the Merger Agreement; (iv) reviewed information concerning the trading of Laser Power Common Stock and II-VI Common Stock; (v) compared Laser Power and II-VI with certain other publicly-traded companies which we deemed to be relevant; (vi) considered the financial terms of selected recent business combinations of companies which we deemed to be comparable to the Acquisition; and (vii) performed such other analyses and examinations as we have deemed appropriate.

In connection with our review, we have not assumed any obligation independently to verify the foregoing information received from Laser Power and II-VI and have relied on such information being accurate and complete in all material respects. With respect to the financial forecasts for Laser Power, we have assumed that management has reasonably prepared the forecasts of financial performance reflecting the best available estimates and judgments at the time of preparation and that the forecast provides a reasonable basis to assist us in forming our opinion. Laser Power does not publicly disclose internal management forecasts of the type provided to us in connection with our review of the Acquisition. Such forecasts were not prepared with a view toward public disclosure. In addition, such forecasts were based upon numerous variables and assumptions that are inherently uncertain including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such forecasts. We have assumed no liability for such forecasts. We have also assumed that there have been no material changes in Laser Power's or II-VI's assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to us. We have relied on advice of counsel and

                              Exhibit 4 - Page 1
independent accountants of Laser Power as to all legal and financial reporting matters with respect to Laser Power, the Acquisition and the Merger Agreement. We have assumed that the Acquisition will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations. In addition, we have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Laser Power or II-VI, nor have we been furnished with any such appraisals. Finally, our opinion is based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligation to update, revise or reaffirm this opinion.

We have further assumed that the Acquisition will be consummated in accordance with the terms described in the Merger Agreement, without any further amendments thereto, and without waiver by Laser Power or II-VI of any of the conditions to its obligations thereunder.

In the ordinary course of our business, we may actively trade the equity securities of Laser Power or II-VI for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the Acquisition is fair, from a financial point of view,
to the stockholders of Laser Power as of the date hereof.   This opinion is
consistent with the fairness opinion analysis presented to the Board of Directors of Laser Power on June 23, 2000.

This opinion is directed to the Board of Directors of Laser Power in its consideration of the Acquisition and is not a recommendation to any stockholder as to how such stockholder should vote with respect to the Acquisition.
Further, this opinion addresses only the financial fairness of the Acquisition and does not address the relative merits of the Acquisition and any alternatives to the Acquisition, Laser Power's underlying decision to proceed with or effect the Acquisition or any other aspect of the Acquisition. This opinion may not be used or referred to by Laser Power, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby given to the inclusion of this opinion in any solicitation/recommendation statement, proxy statement or prospectus filed with the Securities and Exchange Commission in connection with the Acquisition. In furnishing this opinion, we do not admit that we are experts within the meaning of the term "experts" as used in the Securities Act and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of
Section 11 of the Securities Act.

Very truly yours,

ROTH CAPITAL PARTNERS, INC.

                              Exhibit 4 - Page 2

                                   EXHIBIT 6

               LETTER TO STOCKHOLDERS OF LASER POWER CORPORATION

[LASER POWER LOGO]


July 13, 2000


To Our Stockholders:

     I am pleased to inform you that on June 28, 2000 Laser Power Corporation executed an Agreement and Plan of Merger with II-VI Incorporated, a company listed on the Nasdaq National Market, and its wholly owned subsidiary II-VI Acquisition Corp. Pursuant to the Agreement and Plan of Merger, II-VI Acquisition Corp. has commenced a tender offer to purchase all of the outstanding shares of the Company's Common Stock at a price per share of $2.89 in cash and .052 shares of II-VI common stock. The Offer provides that each fractional share of II-VI common stock will have a minimum value of $2.26 per share and a maximum value of $2.76 per share at closing, thereby providing a total price of $5.15 to $5.65 per share for the Company's Common Stock. Following conclusion of the Offer and subject to certain conditions, II-VI Acquisition Corp. will merge into the Company, and each share of the Company's Common Stock not acquired in the Offer will convert into a right to receive the consideration paid pursuant to the Offer. The Offer is currently scheduled to expire at 12:00 midnight, Eastern time, on August 10, 2000.

     Your Board of Directors unanimously approved the Offer and the Merger and has determined that the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders. The Board unanimously recommends that stockholders accept the Offer and tender their shares.

   The Offer and related materials, including a Letter of Transmittal for you to use when tendering your shares, are enclosed with this letter. These documents describe in detail the terms and conditions of the Offer and the Merger and provide `how to' instructions for tendering your shares. We recommend that you read the enclosed materials carefully.

     Attached to this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission, which includes information regarding the factors considered by your Board in its deliberations, and other information regarding the Offer and the Merger. Included as Exhibit 3 to the Recommendation is an Information Statement which describes a proposed change in control of the Board pursuant to the terms of the Merger Agreement after the purchase of a majority of the Company's shares by II-VI Acquisition Corp. Also Included as
Exhibit 4 to the Recommendation is the written opinion dated June 28, 2000, of Roth Capital Partners, the Company's financial advisor, to the effect that, as of the opinion date and based upon and subject to certain matters stated therein, the $5.15 to $5.65 per share price to be received was fair to the shareholders, from a financial point of view. We recommend that you carefully read the Information Statement and the Roth opinion.

     On behalf of the Board of Directors, I thank you for your continued support.

                              Sincerely,

                              Dick Sharman
                              Chairman of the Board and
                              Chief Executive Officer

                              Exhibit 6 - Page 1

                                   EXHIBIT 7

                           CONFIDENTIALITY AGREEMENT


LASER POWER CORPORATION

January 5, 2000


II-VI Incorporated
375 Saxonburg Boulevard
Saxonburg, PA 16056
Attn: James Martinelli

Ladies and Gentlemen:

    In order to facilitate the consideration and negotiation of a possible negotiated transaction involving II-VI Incorporated (the "Recipient") and Laser Power Corporation (the "Company"), the Recipient has requested access to certain non-public information regarding the Company and its subsidiaries. This letter agreement sets forth the Recipient's obligations regarding the use and disclosure of such information.

    The Recipient, intending to be legally bound, acknowledges and agrees as follows:

    1. Limitations on Use and Disclosure of Confidential Information. Subject to section 4 below, neither the Recipient nor any of the Recipient's Representatives (as defined in section 12 below) will, at any time, directly or indirectly:

          (a) make use of any Confidential Information (as defined in section II below), except for the specific purpose of considering and evaluating a possible transaction between the Recipient and the Company; or

          (b) disclose any Confidential Information to any other Person (as defined in Section 12 below).

          The Recipient will be liable and responsible for any breach of this letter agreement by any of its Representatives and for any other action or conduct on the part of any of its Representatives that is inconsistent with any provision of this letter agreement. The Recipient will (at its own expense) take all actions necessary to restrain its Representatives from making any unauthorized use or disclosure of any Confidential Information.

     2. Company Contact. Any request by the Recipient or any of its Representatives to review Confidential Information must be directed to the Company's Representatives or its Chief Executive Officer (the "Company Contacts"). Neither the Recipient nor any of the Recipient's Representatives will contact or otherwise communicate with any employee of the Company without the prior written authorization of the Company Contacts other than contact or communications with employees who are stockholders of the Company in Recipient's role as a stockholder of the Company.

     3. No Representations by the Company. Subject to applicable law, the Company Contacts will have the exclusive authority to decide what Confidential Information (if any) is to be made available to the Recipient and its Representatives. Neither the Company nor any of the Company's Representatives will be under any obligation to make any particular Confidential Information available to the Recipient or any of the Recipient's Representatives or to supplement or update any Confidential Information previously furnished. Neither the Company nor any of its Representatives has made or is making any representation or warranty,

                              Exhibit 7 - Page 1
express or implied, as to the accuracy or completeness of any Confidential Information, and neither the Company nor any of its Representatives will have any liability to the Recipient or to any of the Recipient's Representatives relating to or resulting from the use of any Confidential Information or any inaccuracies or errors therein or omissions therefrom. Only those representations and warranties (if any) that are included in any final definitive written agreement that provides for the consummation of a negotiated transaction between the Recipient and the Company and is validly executed on behalf of the Recipient and the Company (a "Definitive Agreement") will have legal effect. Nothing in this paragraph will restrict the Recipient's right to information as provided by applicable state and federal law.

     4.   Permitted Disclosures.

          (a)  Notwithstanding the limitations set forth in section 1 above:

               (i) the Recipient may disclose Confidential Information if and to the extent that the Company consents in writing to the Recipient's disclosure thereof;

               (ii) subject to section 4(b) below, the Recipient may disclose Confidential Information to any Representative of the Recipient, but only to the extent such Representative (A) needs to know such Confidential Information for, the purpose of helping the Recipient evaluate or negotiate a possible transaction between the Recipient and the Company, and (B) has been provided with a copy of this letter agreement and has agreed to abide and be bound by the provisions hereof; and

               (iii) subject to section 4(c) below, the Recipient may disclose Confidential Information to the extent required by applicable law or governmental regulation or by valid legal process.

          (b) If the Company delivers to the Recipient a written notice stating that certain Confidential Information may be disclosed only to specified Representatives of the Recipient, then notwithstanding anything to the contrary contained in section 4(a)(ii) above, the Recipient shall not disclose or permit the disclosure of any of such Confidential Information to any other Representative of the Recipient.

          (c) If the Recipient or any of the Recipient's Representatives is required by law or governmental regulation or by subpoena or other valid legal process to disclose any Confidential Information to any Person, the Recipient will immediately provide the Company with written notice of the applicable law, regulation or process so that the Company may seek a protective order or other appropriate remedy. The Recipient and its. Representatives will cooperate fully with the Company and the Company's Representatives in any attempt by the Company to obtain any such protective order or other remedy. If the Company elects not to seek, or is unsuccessful in obtaining, any such protective order or other remedy in connection with any requirement that the Recipient disclose Confidential Information, and if the Recipient furnishes the Company with a written opinion of reputable legal counsel acceptable to the Company confirming that the disclosure of such Confidential Information is legally required, then the Recipient may disclose such Confidential Information to the extent legally required; provided, however, that the Recipient and its Representatives will use their best efforts to ensure that such Confidential Information is treated confidentially by each Person to whom it is disclosed.

     5. Return of Confidential Information. Upon the Company's request, the Recipient and the Recipient's Representatives will promptly deliver to the Company any Confidential Information (and all copies thereat) obtained or possessed by the Recipient or any of the Recipient's Representatives; provided, however, that, in lieu of delivering to the Company any written materials of the type described in clause "(b)" of the first sentence of section 11 below, the Recipient may destroy such written materials and deliver to the Company a certificate confirming their destruction. Notwithstanding the delivery to the Company (or the destruction by the Recipient) of Confidential Information pursuant to this section, the Recipient and its Representatives will continue to be bound by their confidentiality obligations and other obligations under this letter agreement.

                              Exhibit 7 - Page 2

     6. Limitation on Soliciting Employees. During the one-year period commencing on the date of this letter agreement, neither the Recipient nor any of the Recipient's Representatives will solicit (other than by advertisements not expressly directed at the Company's employees) any Person who is an employee of the Company or any subsidiary or other affiliate of the Company as of the date of this letter agreement or who becomes an employee of the Company or of any subsidiary or other affiliate of the Company before the termination of discussions regarding a possible transaction involving the Recipient and the Company.

     7. No Obligation to Pursue Transaction. Unless the Recipient and the Company enter into a Definitive Agreement, no agreement providing for a transaction involving the Company will be deemed to exist between the Recipient and the Company, and the Company will be under no obligation to negotiate or enter into any such agreement or transaction with the Recipient. Subject to applicable law, the Company reserves the right, in its sole discretion: (a) to conduct any process it deems appropriate with respect to any transaction or proposed transaction involving the Company, and to modify any procedures relating to any such process without giving notice to the Recipient or any other Person; (b) to reject any proposal made by the Recipient or any of the Recipient's Representatives with respect to a transaction involving the Company; and (c) to terminate discussions and negotiations with the Recipient at any time. The Recipient recognizes that, subject to applicable law, and except as expressly provided in any Definitive Agreement between the Recipient and the
Company: (i) the Company and its Representatives will be free to negotiate with, and to enter into any agreement or transaction with, any other interested party; and (ii) the Recipient will not have any rights or claims against the Company or any of the Company's Representatives arising out of or relating to any transaction or proposed transaction involving the Company except its rights as a stockholder.

     8. No Waiver. No failure or delay by the Company or any of its Representatives in exercising any right, power or privilege under this letter agreement will operate as a waiver thereof, and no single or partial exercise of any such right, power or privilege will preclude any other or future exercise thereof or the exercise of any other right, power or privilege under this letter agreement. No provision of this letter agreement can be waived or amended except by means of a written instrument that is validly executed on behalf of the Company and that refers specifically to the particular provision or provisions being waived or amended.

     9. Remedies. The Recipient shall indemnify and hold harmless the Company and the Company's Representatives against and from, and shall compensate and reimburse the Company and the Company's Representatives for, any damage, loss, claim, liability or expense (including legal fees and the cost of enforcing the Company's rights under this letter agreement) arising directly or indirectly out of or resulting directly or indirectly from any unauthorized use or disclosure of any Confidential Information or any other breach of this letter agreement. The Recipient acknowledges that money damages would not be a sufficient remedy for any breach of this letter agreement by the Recipient or any of the Recipient's Representatives and that the Company would suffer irreparable harm as a result of any such breach. Accordingly, the Company will also be entitled to equitable relief, including injunction and specific performance, as a remedy for any breach or threatened breach of this letter agreement. The indemnification and equitable remedies referred to above will not be deemed to be the exclusive remedies for a breach of this letter agreement, but rather will be in addition to all other remedies available at law or in equity to the Company. In the event of litigation relating to this letter agreement, if a court of competent jurisdiction determines that the Recipient or any of its Representatives has breached this letter agreement, the Recipient will be liable for, and will pay to the Company and the Company's Representatives, the reasonable legal fees incurred by the Company and the Company's Representatives in connection with such litigation (including any appeal relating thereto).

     10. Successors and Assigns; Applicable Law; Jurisdiction and Venue. This letter agreement will be binding upon the Recipient and its Representatives and their respective heirs, successors and assigns, and will inure to the benefit of the Company and its Representatives and their respective heirs, successors and assigns. This letter agreement will be governed by and construed in accordance with the laws of the State of California (without giving effect to principles of conflicts of laws). The Recipient and its Representatives: (a) irrevocably and unconditionally consent and submit to the jurisdiction of the state and federal courts located in the State of California for purposes of any action, suit or proceeding arising out of or relating to this letter agreement; (b)

                              Exhibit 7 - Page 3
agree that service of any process, summons, notice or document by U.S. registered mail to the address set forth at the end of this letter agreement shall be effective service of process for any action, suit or proceeding brought against the Recipient or any of the Recipient's Representatives; (c) irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this letter agreement in any state or federal court located in the State of California; and (d) irrevocably and unconditionally waive the right to plead or claim, and irrevocably and unconditionally agree not to plead or claim, that any action, suit or proceeding arising out of or relating to this letter agreement that is brought in any state or federal court located in the State of California has been brought in an inconvenient forum.

     11. Confidential Information. For purposes of this letter agreement, "Confidential Information" will be deemed to include:

          (a) any information (including any technology, know-how, patent application, test result, research study, business plan, budget, forecast or projection) relating directly or indirectly to the business of the Company, any predecessor entity or any subsidiary or other affiliate of the Company (whether prepared by the Company or by any other Person and whether or not in written form) that is made available to the Recipient or any Representative of the Recipient by or on behalf of the Company or any Representative of the Company after the date hereof;

          (b) any memorandum, analysis, compilation, summary, interpretation, study, report or other document, record or material that is or has been prepared by or for the Recipient or any Representative of the Recipient and that contains, reflects, interprets or is based directly or indirectly upon any information of the type referred to in clause "(a)" of this sentence;

          (c) the existence and terms of this letter agreement, and the fact that information of the type referred to in clause "(a)" of this sentence has been made available to the Recipient or any of its Representatives; and

          (d) the fact that discussions or negotiations are or may be taking place with respect to a possible transaction involving the Recipient and the Company, and the proposed terms of any such transaction.

     However, "Confidential Information" will not be deemed to include:

               (i) any information that is or becomes generally available to the public or the Company's stockholders other than as a direct or indirect result of the disclosure of any of such information by the Recipient or by any of the Recipient's Representatives;

               (ii) any information that was in the Recipient's possession prior to the time it was first made available to the Recipient or any of the Recipient's Representatives by or on behalf of the Company or any of the Company's Representatives, provided that the source of such information was not and is not bound by any contractual or other obligation of confidentiality to the Company or any other Person with respect to any of such information; or

               (iii) any information that becomes available to the Recipient on a non-confidential basis from a source other than the Company or any of the Company's Representatives, provided that such source is not bound by any contractual or other obligation of confidentiality to the Company or any other Person with respect to any of such information.

     12.  Miscellaneous.

          (a)  For purposes of this letter agreement, a Party's
     "Representatives" will be deemed to include each Person that is or becomes
     (i) a subsidiary or other affiliate of such party, or (ii) an officer,

                              Exhibit 7 - Page 4
     director, employee, partner, attorney, advisor, accountant, agent or representative of such party or of any of such party's subsidiaries or other affiliates.

          (b) The term "Person," as used in this letter agreement, will be broadly interpreted to include any individual and any corporation, partnership, entity, group, tribunal or governmental authority.

          (c) The bold-faced captions appearing in this letter agreement have been included only for convenience and shall not affect or be taken into account in the interpretation of this letter agreement.

          (d) The invalidity or unenforceability of any provision of this letter agreement shall not affect the validity or enforceability of any other provision of this letter agreement.

          (e) By making Confidential Information or other information available to the Recipient or the Recipient's Representatives, the Company is not, and shall not be deemed to be, granting (expressly or by implication) any license or other right under or with respect to any patent, trade secret, copyright, trademark or other proprietary or intellectual property right.

          (f) This letter agreement constitutes the entire agreement between the Recipient and the Company regarding the subject matter hereof and supersedes any prior agreement between the Recipient and the Company regarding the subject matter hereof.

                                         Very truly yours,

                                         Laser Power Corporation

                                         Address: 12777 High Bluff Drive
                                                  San Diego, CA 92130

     Accepted:

     II-VI Incorporated

                              Exhibit 7 - Page 5